

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2012

Via E-mail
David J. DeBrunner
Vice President, Chief Accounting Officer,
and Corporate Controller
Ally Financial Inc.
200 Renaissance Center
P.O. Box 200
Detroit, MI 48265-2000

Re: Ally Financial Inc.
Amendment No. 7 to the Registration Statement on Form S-1
Filed October 5, 2012
File No. 333-173198
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-03754

Dear Mr. DeBrunner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your revised disclosure on page 50 in response to prior comment 11 in our letter dated May 8, 2012. However, we note that you have not made conforming revisions in the Summary section. Please revise the Summary, including the new disclosure on page 9, to clearly communicate to the investor the nature of your arrangements with Chrysler.

<u>Risk Factors, page 19</u>

<u>General</u>

2.   We note that a news article published October 1, 2012 in the Daily Bankruptcy Review
        reports that you filed papers with the U.S. Bankruptcy Court in New York expressing
        concerns relating to ResCap's ability to ensure performance of its obligations under the
        national mortgage settlement in the event that its mortgage-servicing platform were sold
        to Nationstar Mortgage LLC. Please tell us whether you deem this a material risk
        meriting disclosure and if so, revise your risk factor disclosure as appropriate, particularly
        given the doubt expressed in the risk factor beginning on page 28 that the bankruptcy
        plan and settlement may be consummated.

<u>A failure of or interruption in, as well as, security risks…, page 34</u>

3.   In your response to prior comment 7 from our letter dated May 8, 2012, you indicate that
        you have been subject to ongoing cyber attacks, but that those attacks have not had a
        material impact upon your operations. We also note that you recently reported unusual
        activity on your website and news stories indicate that Ally, like other financial
        institutions, has been subject to cyber attacks and breaches. In order for investors to
        better understand the extent to which the risk of cyber attacks may impact your business,
        they must be able to understand the fact that you have experienced attacks. Please revise
        this risk factor, and your disclosure in future filings, starting with your next 10-Q, to
        disclose that you have experienced attacks to place the risk of cybersecurity breaches in
        context for your investors.

<u>Capital Planning and Stress Tests, page 147</u>

4.   In your response to comment 3 in our letter dated May 8, 2012, you indicated that
        investors do not need to be informed of the results of the stress testing by the Federal
        Reserve in order to understand the risks associated with your status as a financial
        institution subject to heightened scrutiny, including the Comprehensive Capital Analysis
        and Review. We are not able to agree with your analysis. Revise your disclosure in this
        section to provide a discussion of the results of the stress tests and any material actions
        that management has taken in response to the tests. Make similar revisions to the related
        risk factor on page 20.

<u>Exhibits, page II-4</u>

5.   In your responses to prior comments 2, 4-6, 9 and 13 in our letter dated May 8, 2012, you
        indicated that you no longer have material exposure to your former mortgage operations
        as a result of the settlement and plan of bankruptcy that Ally and ResCap have entered
        into with ResCap's creditors. Please tell us how you concluded that Ally's participation
        in the settlement, including the litigation releases from the creditors and the cash

contributions from Ally to the ResCap bankruptcy estate, did not represent a material contract under Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Attorney-Adviser, at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Richard J. Sandler, Esq.
        Richard A. Drucker, Esq.
            Davis Polk & Wardwell LLP